Robert E. Burwell	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5408	San Diego, California 92130-2071
Rob.Burwell@LW.com	Tel: +858.523.5400 Fax: +858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
September 21, 2007	Los Angeles	Shanghai
	Madrid	Silicon Valley
VIA EDGAR, FAX & FEDEX	Milan	Singapore
	Moscow	Tokyo
Mr. Michael Moran	Munich	Washington, D.C.
Accounting Branch Chief
Securities and Exchange Commission	File No. 030288-0007
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Design Within Reach, Inc.

Form 10-K/A for the Fiscal Year Ended December 30, 2006, Filed May 8, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007, Filed August 9, 2007

File No. 0-50807

Dear Mr. Moran:

We are in receipt of the Staff’s letter dated September 6, 2007 with respect to the above-referenced Form 10-K/A and Form 10-Q. Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of Design Within Reach, Inc. (“DWR”). For ease of reference, we have set forth the Staff’s comment and DWR’s response below.

Form 10-K for the Fiscal Year Ended December 30, 2006

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. Those additional disclosures should be included in your future filings.

DWR’s Response: Annex I attached hereto includes revised disclosure in response to Staff Comment No. 4. DWR will include this additional disclosure in its future filings.

September 21, 2007

Item 8. Financial Statements and Supplementary Data

Financial Statements – Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Segment Reporting, page 91

2.	We have read your response to comment 6 of our letter dated July 9, 2007 regarding your basis for concluding that you have only one reportable segment under the requirements of SFAS 131. On a regular basis, you identify and report sales data for each of the following sales channels: (1) studios; (2) phone/catalog; (3) internet; and (4) warehouse and outlet store. As you indicate in your response, each of the three principal sales channels are separately managed and report through Vice-President of Sales, who reports to your CEO, who is the Chief Operating Decision Maker. Further based on the disclosure in your Form 10-K, it appears that management makes resource allocation decisions on each sales channel in an effort to maximize total market penetration. For example, the decision to reduce production of the printed catalogs from 12 million in 2005 to 6 million in 2006 is a resource allocation decision by management affecting the phone/catalog sales channel which advertises the toll-free phone numbers. The same is true for the decision by management to allocate resources to open seven new studios and one outlet during 2006 compared to forty or more in 2005 based on your response in Annex I to our prior comment 3. Accordingly, based on the information in your response, current disclosure in your annual and quarterly reports, and the supplemental information provided, each of your sales channels appears to meet the requirements of paragraph 10 and represent an operating segment. Also, it appears that the majority of the aggregation criteria are met under paragraph 17a. through 17e., as applicable, except for the requirement under paragraph 17 of having similar economic characteristics. Since we presume that the economic characteristics of each sales channel would be different, it would appear that aggregation of the above four operating segments would not be permitted under paragraph 17 due to each having different economic characteristics. Explain to us your basis and how you determined that you have met the requirement of similar economic characteristics for each sale channel. In this regard, please provide us with the sales and gross profit data and related gross margin percentages for each of the four operating segments for the last three fiscal years that supports your belief that each sales channel qualifies for aggregation under paragraph 17 based on similar economic characteristics. Also refer to EITF 04-10 regarding aggregation criteria in SFAS 131.

DWR’s Response: DWR respectfully submits that it continues to believe its sales channels do not constitute separate operating segments under paragraph 10 of SFAS 131. SFAS 131’s “management approach” helps readers “see an enterprise ‘through the eyes of management’” by focusing on “financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters.” SFAS 131 paragraphs 5 and 60. SFAS 131 rationalizes that “because information about those segments is generated for management’s use, the incremental cost of providing information for external reporting should

September 21, 2007

be relatively low.” SFAS 131 paragraph 60. In DWR’s case, readers have access to the same information management uses to allocate resources. DWR does not prepare profit and loss statements for each channel and does not allocate resources among channels based on the expected profitability of sales in one channel versus another.

Management allocates resources with the objective of increasing overall market penetration. This requires an ongoing evaluation of which types of spending generate the most sales, and DWR is agnostic as to which sales channel actually records the sale. As noted in its Form 10-K, DWR operates its business on the premise that multiple, integrated sales channels improve customer convenience, reinforce brand awareness, and enhance knowledge of its products, and its customers often use all of these channels in the course of making a purchase decision. DWR views its catalog as a marketing vehicle that promotes sales in all of its sales channels. DWR does not assign catalog expenses to the phone sales channel, nor does it seek to allocate catalog expenses across channels. Instead, DWR records catalog expenses together with other marketing expenses, such as print advertising, to a company-wide marketing account because those expenses are expected to impact sales across all sales channels. When DWR determined in 2006 to reduce catalog circulation substantially, it did so both in an effort to bring company-wide expenses under control and to reallocate marketing dollars to other forms of advertising that management believed would better promote the DWR brand and drive sales to all channels. DWR’s reduced spending on new studio openings in 2006 also resulted from management’s analysis of which spending would result in greatest impact on sales.

Although investments in new studios and DWR’s website will benefit primarily the studio and web sales channels, respectively, DWR spending in these channels also favorably impacts sales in other channels. For example, improvements to the website might help a customer learn more about a product he or she later orders by phone or in a studio. And DWR has found that phone and web sales increase in markets in which it has opened studios. DWR believes that segment reporting would cause readers to view DWR’s business in a manner different than management views the business, which is as a unified business that uses a variety of marketing methods to increase brand awareness and drive sales and that provides multiple means for customers to make purchases.

As the Staff correctly notes, DWR’s Vice President of Sales has responsibility for all three sales channels. However, the three channels are not managed separately. We regret not having been more clear in our prior response letter. The individuals holding the title of “manager” for the phones, the website and for the six studio regions are not “segment managers” in the sense of paragraphs 13 and 14 of SFAS 131. These managers do not have policy-making authority and do not discuss operating activities, financial results, forecasts, or plans for their respective sales channel or studio region with the chief operating decision maker or even the Vice President of Sales. These managers do not have powers with regard to resource allocation among the sales channels. Instead, the Vice President of Sales meets with the chief operating decision maker regarding all of these channels collectively and is charged with improving sales performance across these sales channels.

Even if DWR’s sales channels constituted separate operating segments, they would be eligible for aggregation under paragraphs 17 through 19 of SFAS 131. Under paragraph 17,

September 21, 2007

aggregation is appropriate when all of the following criteria1 are met (with the reason why DWR meets the criteria in bold):

1.	The nature of products and services. Regardless of sales channel, the customer can purchase the same merchandise on the same terms and conditions, including price.

2.	The nature of the production process. All of DWR’s products are produced by third-party manufacturers. As noted above, the same products are available in all sales channels.

3.	The type or class of customer for their products and services. DWR targets the same customers through each of its sales channels. As noted in DWR’s Form 10-K, a substantial portion of its customers purchase its products after having had contact with two or sometimes all three of its sales channels.

4.	The methods used to distribute their products or provide their services. All of DWR’s sales channels utilize a common inventory held at its centralized Hebron, Kentucky fulfillment center. Products are shipped to customers from this fulfillment center or drop shipped to customers by manufacturers.

As noted above, products are offered at the same prices and fulfilled from the same inventory regardless of sales channel. As a result, gross profit and gross margin are the same across DWR’s sales channels. DWR does not track economic attributes of its sales channels below the revenue line. DWR does not create profit and loss statements by channel and does not seek to allocate shared costs among channels. As a result, to the extent there are economic differences among DWR’s sales channels, management does not take these differences into account in operating the business.

Revenue Recognition, page 94

3.	We have read your response to comment 7 of our letter dated July 9, 2007 regarding your use of “estimated delivery dates” to the customer to recognize revenue each accounting and reporting period. Based on the discussion in your response, we are not able to conclude as to the appropriateness of your revenue recognition accounting policy and the use of “estimated delivery dates.” Given that you are able to access the actual delivery data for each shipper and common carrier, it is not clear to us why you do use this information as a basis to recognize revenue. Further, we do not understand the example you provide in your response where a test you performed using actual delivery times determined an average delivery time of six (6) days. Explain to us if you use an approximate delivery time of six (6) as an estimate for all of your shipments throughout the United States, or do you use different estimated average delivery times of more or less than six (6) days depending upon the destination of each shipment? Since some of the

[1]	Criteria from paragraph 17 of SFAS 131 regarding production processes and regulatory environment are not relevant to DWR’s business.

September 21, 2007

products you sell include large furniture items, explain how the delivery process and your “estimate of delivery dates” may differ for these items. Presently, it is not clear to us how you meet the requirement of SAB Topic 13 – Revenue Recognition as it relates to determining the completion of your delivery obligation for each product sale prior to your recognizing revenue each accounting and reporting period. Your next response should provide additional information in sufficient detail to persuade us that you meet the delivery obligation for each sale prior to the recognition of revenue.

DWR’s Response: SAB 104 states that revenue for a reporting period generally is realized or realizable and earned when all of the following criteria are met (with the reason why DWR meets the criteria in bold):

1.	Persuasive evidence of an arrangement exists. DWR only ships goods following customer purchases through its studio, phone, internet and warehouse and outlet store sales channels. When a purchase order is complete, DWR provides an order number to the customer over the phone, in the case of a phone order, via a printable confirmation page in the case of a web order or through a printed order confirmation in the case of an order placed at a studio.

2.	Delivery has occurred or services have been rendered. As described below, DWR has developed and employed a methodology that provides reasonable assurance that delivery has occurred and that title and risk of loss have passed to the customer.

3.	The seller’s price to the buyer is fixed or determinable. The price is fixed at the time a customer places an order in one of DWR’s sales channels.

4.	Collectibility is reasonably assured. A substantial majority of customer purchases are charged to customer credit cards or paid by customers’ personal checks at the time of purchase. The balance of DWR’s sales are to corporate customers to which DWR provides credit terms. DWR provides credit only when following DWR’s review of each customer’s credit history, ability to pay and payment history, DWR determines that it is highly probable that the customer will pay the amount invoiced when due per the agreed upon terms of payment.

The following is a discussion of why DWR believes that it meets the second criterion for revenue recognition. As background, please note that DWR makes more than 3,500 shipments to customers each week using different carriers without an integrated delivery platform. Because of the extraordinary difficulty that would be posed by having to track thousands of shipments across various shipping companies, DWR determined that it needed a methodology for estimating deliveries to customers to enable it to recognize revenue in the proper period on a timely basis without incurring significantly prohibitive costs or imposing burdensome information requirements on DWR’s customers or freight carriers, including requiring proofs of

September 21, 2007

delivery for each shipment. DWR’s methodology also needed to accommodate systems limitations while ensuring that the reported revenue was materially correct.

To calculate average times for delivery, DWR performs a detailed analysis of the average time it takes for shipments to be delivered to customers. DWR performs this analysis periodically, most recently at 2006 fiscal year end and during the second quarter of fiscal 2007. Under its methodology, DWR reviews the largest orders from its website and each of its studios.2 For each sample selected, DWR obtained the shipment tracking data from the shippers’ websites to determine the shipment time from DWR’s warehouse to the customer. The studios are geographically dispersed, with studios located in 22 states and the District of Columbia. As a result, DWR believes the sample orders provide information about deliveries to diverse geographic areas as well as deliveries of product of all sizes and shipping methods. After calculating the average delivery times for studios in the West Coast, Midwest and East Coast regions of the U.S., DWR computes a weighted-average time for delivery of all shipments based on the proportion of the sampled orders delivered to each of the three regions. In its most recent analysis, DWR determined the average number of shipping days to be 5.39 days. Accordingly, DWR uses six days as a reasonable estimate of when delivery occurs, and title and risk of loss passes to a customer. This is consistent with DWR’s experience over the last three years. DWR uses an estimated six-day delivery time for all of its shipments throughout the United States regardless of the shipping destination and size of the item being delivered. Revenue for shipments made to customers during the last six days of the month is not recognized until the following month.

4.	With respect to product sales, the requirements of SAB Topic 13A.3 – Delivery and Performance clearly state that revenue is not realized or realizable and earned before delivery has occurred, and further, that delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the product. We understand that depending upon the product and/or its in-stock availability, certain products are shipped by common carrier either directly from your warehouse in Kentucky or may be shipped directly from the manufacturer to the customer. For each of these types of shipments, please clarify your shipping terms with the customer and provide us with a detailed explanation of when title passes to the customer and how you ascertain that revenue is not recognized prior to the transfer of title to the customer.

DWR’s Response: DWR recognizes revenue upon estimated delivery in the case of all sales regardless of whether the shipment originates at DWR’s warehouse or with the manufacturer. DWR retains title to items and bears the risk of loss until delivery on shipments from its warehouse. DWR takes title to items drop shipped by vendors at the time of shipment and bears the risk of loss until delivery to customers.

Please see the revised disclosure relating to Staff Comment Number 4 in Annex I. DWR will include this additional disclosure in future filings.

[2]	When DWR analyzed time for delivery during the second quarter of fiscal 2007, it also included the largest order from its phone center.

September 21, 2007

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ Robert E. Burwell
Robert E. Burwell of LATHAM & WATKINS LLP

cc:	Mr. Milwood Hobbs,
Securities and Exchange Commission

Mr. Ray Brunner
Mr. John Hellmann
Design Within Reach, Inc.

September 21, 2007

ANNEX I

PROPOSED REVISED DISCLOSURES

Revised Disclosure in Response to Staff Comment No. 4

“Revenue Recognition

The Company recognizes revenue on the date on which it estimates that the product has been received by the customer. The Company retains title to items and bears the risk of loss until delivery on shipments from its warehouse. The Company takes title to items drop shipped by vendors at the time of shipment and bears the risk of loss until delivery to customers. The Company records as deferred revenue any sales made in the last week of the reporting period for which it estimates delivery in the following period. The Company uses third-party freight carrier information to estimate standard delivery times to various locations throughout the United States. Sales are recorded net of expected returns by customers. Significant management judgments and estimates must be made and used in connection with determining net sales recognized in any accounting period. The Company’s management must make estimates of potential future product returns related to current period revenue. The Company analyzes historical returns, current economic trends and changes in customer demand and acceptance of products when evaluating the adequacy of the sales returns and other allowances in any accounting period. The returns allowance is recorded as a reduction to net sales for the estimated retail value of the projected product returns and as a reduction in cost of sales for the corresponding cost amount less any reserve for estimated scrap. Reserve for estimated product returns were approximately $565,000 and $323,000 as of December 30, 2006 and December 31, 2005, respectively.”